

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2012

<u>Via E-mail</u>
Mr. Toby Chu
Suite 1200 777 West Broadway
Vancouver
British Columbia, Canada V5Z 4J7

Re: **CIBT Education Group Inc.**
Form 20-F for the fiscal year ended August 31, 2011
Filed March 1, 2012
File No. 1-34021

Dear Mr. Chu:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing[s] include[s] the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director